FOIA Confidential Treatment Requested by ConocoPhillips pursuant to 17 C.F.R. § 200.83

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), ConocoPhillips has requested confidential treatment under the Freedom of Information Act of portions of this letter. This letter omits confidential information included in the unredacted version of this letter that was delivered to the Division of Corporation Finance. The notes below denote such omissions.

July 30, 2014

Via EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ConocoPhillips

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 25, 2014

Form 10-Q for the Quarterly Period Ended March 31, 2014

Filed May 6, 2014

File No. 1-32395

Dear Mr. Schwall:

Our responses to the comments raised in your letter dated July 16, 2014, are set forth below. The Staff’s comments are shown in bold followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2013

Business and Properties, page 1

Facilities, page 9

Golden Pass LNG Terminal, page 9

U.S. Securities and Exchange Commission

July 30, 2014

1.	We note your response to prior comment one from our letter dated May 22, 2014. Please provide the following additional information:

•	The equity income (loss) from each of the separate entities, for each fiscal year since May 2011, and;

•	The amount of the investment in each entity on your consolidated balance sheet as of December 31, 2013 and 2012.

Response:

[Note 1: Rule 83 Confidential Treatment Request Made by ConocoPhillips;

Request Number 1]

2.	Regarding your investment in QG3, clarify the following items for us:

•	Whether the income you earn is due to your 30% interest in the JV or from your purchase and resale of LNG produced by QG3. As part of your response to this item, explain your role in the current flow of LNG to European and Asian markets;

•	How you are able to buy QG3 LNG and sell it in Europe or Asia if Golden Pass is the primary receiving terminal under the sales agreement, and;

•	Whether the amount of LNG you are required to purchase from QG3 is equal to the production capacity of that facility, and further explain the interdependent relationship between QG3 and QG4.

Response:

[Note 2: Rule 83 Confidential Treatment Request Made by ConocoPhillips;

Request Number 2]

A discussion of this arrangement is found on page 21 of our 2013 Form 10-K, “QG3 executed the development of the onshore and offshore assets as a single integrated development with Qatargas 4 (QG4), a joint venture between QP and Royal Dutch Shell plc. This included the joint development of offshore facilities situated in a common offshore block in the North Field, as well as the construction of two identical LNG process trains and associated gas treating facilities for both the QG3 and QG4 joint ventures. Production from the LNG trains and associated facilities are combined and shared.”

3.	As it relates to your investment in the Golden Pass terminal and Pipeline, please address the following items:

•	Explain the extent to which you are contracted to take-or-pay commitment(s) (or similar commitments) for the use of the facilities, and indicate the amounts, by year, of any such payments made to date;

U.S. Securities and Exchange Commission

July 30, 2014

•	Clarify whether QP3 is required to reimburse you for costs incurred at Golden Pass Terminal or Pipeline, and if so, tell us the nature and amount of all such reimbursements by year. Explain the extent to which such reimbursements correspond to any take-or-pay commitments. Also, explain whether such reimbursements are sufficient to recover all future operating costs as well the capitalized amounts of your investments;

•	Explain the nature and amount of costs you have incurred to date (for each fiscal year);

•	Explain what capacity, if any, the facilities have been utilized since commercially operational in May 2011, and;

•	Clarify why the ownership of the Golden Pass entities is different than the ownership of QG3.

Response:

[Note 3: Rule 83 Confidential Treatment Request Made by ConocoPhillips;

Request Number 3]

Oil and Gas Operations (Unaudited), page 138

Capitalized Costs, page 160

4.	Your response to prior comment four from our letter dated May 22, 2014 indicates that the net capitalized costs of your Canadian operations include unproved properties of approximately $1.2 billion. Excluding this amount, the net capitalized costs of your Canadian Operations is $9.9 billion, which exceeds the undiscounted future net cash flows of your Canadian operations by $5.3 billion. Your response explains that this remaining difference is due to 1) reserves included in the impairment analysis and not in the standardized measure, 2) difference in prices used to calculate standardized measure and impairment, and 3) dismantlement activities. Please quantify the impact each of these factors has on the reconciliation between capitalized costs and the standardized measure of discounted future net cash flows, including. As part of your response, quantify, and explain your support for, any reserve volumes included in the impairment analysis and not in the standardized measure calculation. Additionally, clarify the prices used in your impairment testing.

Response:

To promote comparability between registrants, ASC 932-235-50 requires the use of historical prices and costs, and volumes from only proved reserves, to calculate the standardized measure of discounted future cash flows (SMOG). However, the impairment guidance under ASC 360-10-35 indicates cash flows should reflect an entity’s own assumptions about the use of an asset, using all available evidence. Our impairment assessments therefore consider internal budgets and plans, as well as reasonable assumptions and present value techniques we believe principal market participants would utilize to determine fair value.

The following reconciliation outlines the key differences between the SMOG and the ASC 360 impairment test undiscounted cash flows for our Canada geographic area:

U.S. Securities and Exchange Commission

July 30, 2014

[Note 4: Rule 83 Confidential Treatment Request Made by ConocoPhillips;

Request Number 4]

Form 10-Q for the Quarterly Period Ended March 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Capital Resources and Liquidity, page 42

Significant Sources of Capital, page 42

5.	In your response to comment five, you explain that the disclosure in your 2014 first quarter Form 10-Q, when read in conjunction with the related disclosures provided in our 2013 Form 10-K, provides the reader with information relevant for an understanding of the extent to which such distribution is indicative of future changes in your financial condition. However, it is not clear to us how existing disclosure provides information necessary for an understanding of the extent to which the distribution received during the first quarter of 2014 is indicative of future distributions and resulting changes in your financial condition. Further explain to us why you believe your existing disclosure provides this information, or revise your disclosure to include it.

Response:

We believe our disclosure of (1) the nature of the prepayment, which provided FCCL Partnership substantial financial flexibility to make distributions or fund future capital requirements, (2) the timing of the distribution relative to the prepayment, and (3) the quantitative amount of the distribution, which was slightly below 50 percent of the prepayment, provided the information necessary for an understanding that the $1.3 billion distribution does not represent a trend under current economic conditions.

However, in light of the Staff’s comment, in future filings we will provide additional disclosure similar to the following:

“The Company’s $2.8 billion prepayment of its remaining joint venture acquisition obligation in 2013 substantially increased the financial flexibility of our 50 percent owned FCCL Partnership, which made a $1.3 billion distribution to us in the first quarter of 2014. We do not expect this individually significant distribution to recur in the future under current economic conditions.”

U.S. Securities and Exchange Commission

July 30, 2014

In response to your request, I hereby acknowledge each of the following:

1.	The adequacy and accuracy of the disclosures in the above filing is ConocoPhillips’ responsibility.

2.	The Staff’s comments or the changes to disclosure we make in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above filing.

3.	ConocoPhillips may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

An electronic version of this letter has been filed via EDGAR. In addition, we have provided courtesy copies by mail.

Very truly yours,

CONOCOPHILLIPS

/s/ Jeff W. Sheets
Jeff W. Sheets Executive Vice President, Finance and Chief Financial Officer

cc:	Mr. James E. Copeland, Jr.

    Chairman of the Audit and

    Finance Committee

Mr. Ryan M. Lance

    Chairman and Chief Executive Officer

Ms. Janet Langford Kelly, Esq.

    Senior Vice President, Legal,

    General Counsel and Corporate Secretary

Ms. Glenda M. Schwarz

    Vice President and Controller

Mr. Timothy T. Griffy

    Ernst & Young LLP